Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
29 October 2009
Sterlite Industries (India) Limited
Unaudited Results for the Second Quarter and Half Year Ended
30 September 2009
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the second quarter (“Q2”) and half year (“H1”) ended 30 September 2009.
Highlights
•	Zinc and lead mined metal, aluminium and copper production at rated capacity

•	Announced a 400 ktpa smelter expansion project at Tuticorin alongwith 160MW CPP

•	Strong balance sheet with cash, cash equivalents and liquid investments of Rs. 24,213 crores

•	The profit during the quarter and half year period was impacted by lower LME’s and lower by-product realisations, which was partially offset by higher sales realisation on account of depreciation of Rupee.
Financial Highlights
(In Rs. crore, except as stated)

	Quarter ended			Half Year ended			Year Ended
	30 September		Change	30 September		Change	31 March
Particulars	2009	2008	%	2009	2008	%	2009
Net Sales/Income from operations	6,085	6,594	(7.7)	10,623	12,364	(14.1)	21,144
Profit before depreciation and taxes (PBDT)	1,673	2,179	(23.2)	3,001	4,321	(30.5)	6,516
Profit after taxes	1,240	1,721	(27.9)	2,164	3,316	(34.7)	4,961
Minority Interest including share in profit of associates	281	444	(36.6)	532	888	(40.0)	1,421
Attributable profit	959	1,277	(24.9)	1,632	2,428	(32.8)	3,540
Earnings Per Share (“EPS”) (Rs/share)	11.83	18.02		21.47	34.27		49.96

Production Summary	(In kt, except as stated)

	Quarter ended			Half Year ended			Year Ended
	30 September		Change	30 September		Change	31 March
Particulars	2009	2008	%	2009	2008	%	2009
Aluminium
BALCO	64	91	(29.7)	136	180	(24.4)	357
VAL	56	8		109	7		88
Copper India / Australia
Mined metal content	5	6	(16.7)	12	12	—	27
Cathodes	91	81	12.3	169	149	13.4	313
Zinc and Lead
Mined metal content	193	188	2.0	375	346	9.0	735
Refined metal	152	134	14.0	307	279	10.0	612
Silver (‘000 Kgs)	30	22	36.4	60	45	33.3	105
Power (million units)	388	67	479	675	141	379	231

Sterlite Industries (India) Limited Results for the Second Quarter and Half Year ended 30 September 2009	Page 2 of 5
Aluminium Business
Operations
During the quarter, the BALCO II smelter continued to operate at higher than its rated capacity. As announced earlier, during H1, we fully ramped down the high cost BALCO I smelter. Consequently, aluminium production in Q2 and H1 was lower at 63,892 tonnes and 1,35,948 tonnes, compared with 90,846 tonnes and 1,79,835 tonnes in the corresponding prior periods.
We continue to maximise returns by selling surplus power from BALCO I CPP in the commercial market. The performance of power is shown separately in the “Power” segment.
Revenues for Q2 and H1 were Rs. 629 crores and Rs. 1,244 crores respectively, compared with Rs. 1,117 crores and Rs. 2,285 crores in the corresponding prior periods. EBIDTA for Q2 and H1 were Rs. 115 crores and Rs. 262 crores respectively, compared with Rs. 280 crores and Rs. 731 crores in the corresponding prior periods.
The cost control measures have started yielding positive impact on the unit cost of production (“CoP”) at BALCO II, which reduced to $1,347 per tonne in H1 compared with $1,796 per tonne in the corresponding prior period. We continue to rigorously work on further reducing the CoP.
The positive impact of lower operating costs was more than offset by the lower LME aluminium prices and the lower production volumes due to the complete ramp down of BALCO plant I smelter. During Q2, the average LME aluminium price was $1,819 per tonne, a decrease of 35% compared with the corresponding prior quarter.
Projects
Construction of the 325 ktpa aluminium smelter project at BALCO is progressing well and on schedule for first metal tapping from October 2010.
Construction at the 1,200MW captive power plant project site has been disrupted following a tragic collapse of a chimney under-construction, in September 2009 during heavy rains and lightning at Korba. A detailed study is underway to determine the exact cause of the accident. At this stage we do not anticipate a material delay in the progressive commissioning of the power plant.
VAL
Jharsuguda I — 500 ktpa Aluminium Smelter
The second phase of 250ktpa aluminium smelter of the 500ktpa Jharsuguda aluminium smelter is under commissioning for completion by end FY2010.
Jharsuguda II — 1.25 mtpa Aluminium Smelter
Construction of the 1.25 mtpa Jharsuguda II aluminium smelter project consisting of four pot lines is progressing well with more than 70% of civil works completed. The project is on schedule for first metal tapping from March 2010.

Sterlite Industries (India) Limited Results for the Second Quarter and Half Year ended 30 September 2009	Page 3 of 5
Lanjigarh Alumina Refinery
Progress on the 0.6 mtpa de-bottlenecking project and the 3 mtpa alumina refinery expansion project at Lanjigarh is on schedule.
Copper Business (“Sterlite Industries”)
Operations
During Q2 and H1, copper cathode production at our Tuticorin smelter was 91,258 tonnes and 1,69,447 tonnes respectively, compared with 81,160 tonnes and 1,48,747 tonnes in the corresponding prior periods.
Mined metal production at our Australian mine was 5,235 tonnes in Q2 as compared to 5,618 tonnes in the corresponding prior quarter. The production during the quarter has been impacted due to a mud rush in the mine resulting from unprecedented rainfall in end August 2009. As scheduled, the mine has resumed production and is progressively expected to attain rated capacity.
Revenues for Q2 and H1 were at Rs. 3,564 crores and Rs. 5,862 crores respectively, compared with Rs. 3,733 crores and Rs. 6,691 crores in the corresponding periods. EBIDTA for Q2 and H1 was at Rs. 179 crores and Rs. 294 crores respectively, compared with Rs. 463 crores and Rs. 866 crores in the corresponding prior periods. The decrease in profitability was primarily on account of sharp reduction in acid realisations. During H1, sulphuric acid realisations declined by 96% to Rs. 409 per metric tonne and phosphoric acid realisations declined by 76% to Rs. 23,786 per metric tonne, compared with the corresponding prior period.
In October 2009, we announced a 400 ktpa brownfield copper smelter expansion project at Tuticorin, together with an associated 160 MW captive power plant project, at a capex of Rs 2,300 crores (equivalent to US$500 million). The project is expected to be commissioned by mid CY2011.
Zinc Business (“HZL”)
During Q2 and H1, zinc and lead mined metal production was 192,517 tonnes and 375,359 tonnes respectively, in line with the rated capacity. During the same period, zinc and lead refined metal production was 1,52,226 tonnes and 306,759 tonnes, an increase of 14% and 10%, compared with the corresponding prior periods.
Sales during the quarter were augmented by the sale of 22,359 dry metric tonnes of surplus zinc and 21,057 dry metric tonnes of surplus lead concentrate.
Saleable silver production during Q2 and H1 was 30,324 kilograms and 59,852 kilograms, an increase of 40% and 33%, compared with the corresponding prior periods. The increase in production was primarily on account of higher silver content in the mined ore and higher recovery.
Revenues for Q2 and H1 were Rs 1,768 crores and Rs 3,257 crores respectively as compared with corresponding prior periods of Rs. 1,721 crores and Rs. 3,340 crores. EBIDTA for Q2 and H1 was Rs. 1,053 crores and Rs 1,813 crores respectively as compared with corresponding prior periods of Rs. 957 crores and Rs. 1,941 crores. During H1, the positive impact of higher volumes and rupee depreciation on sales and EBIDTA was more than offset by the sharp decline in the zinc and lead LME prices and lower by-product realisation.

Sterlite Industries (India) Limited Results for the Second Quarter and Half Year ended 30 September 2009	Page 4 of 5
Project
The work at the 210,000 tpa zinc smelter and the 100,000 tpa lead smelter project site at Rajpura Dariba are progressing well and are on schedule for completion by mid-2010. Work at the mining projects at Rampura Agucha, Sindesar Khurd and Kayar are also on schedule for progressive commissioning from mid-2010 onwards.
Power Business
During Q2 and H1, we sold 388 million units and 675 million units of power respectively, compared with 67 million units and 141 million units in the corresponding prior periods.
Revenue in Q2 and H1 from the power business was Rs. 124 crores and Rs. 260 crore respectively, compared with Rs. 23 crores and Rs. 48 crore in the corresponding prior periods.
EBIDTA in Q2 and H1 from the power business was Rs. 80 crore and Rs. 182 crore respectively, compared with Rs. 23 crore and Rs. 46 crores in the corresponding prior periods.
Projects
For Sterlite Energy Limited projects, construction work on the 2,400 MW (4x600 MW) coal — based independent thermal power plant at Jharsuguda is progressing well. The first unit of 600 MW is now expected to get commissioned in Q4 FY 2010. The remaining units are expected to be progressively commissioned by the end of calendar year 2010.
Post Balance Sheet Date Event— Issue of Convertible Senior Notes
During the quarter the Company announced a Convertible Notes Offering of $500 million, convertible into Company’s ADS at an initial conversion price of approximately $23.33 per ADS.
Sterlite intends to use the net proceeds from the offering for previously mentioned expansion of its copper business with allied power plant, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the Reserve Bank of India.
Cash, Cash Equivalents and liquid investments
Consolidated cash, cash equivalents and liquid investments as on 30 September 2009 was Rs. 24,213 crores. The portfolio is conservatively invested with debt mutual funds and in cash and fixed deposits with the banks. Additionally, the investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL).

Sterlite Industries (India) Limited Results for the Second Quarter and Half Year ended 30 September 2009	Page 5 of 5

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
AGM — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward—looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.